AUGUST 27, 2015

CONFIDENTIAL TREATMENT REQUESTED BY REGENXBIO INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Preston Brewer
John Krug

Re:	REGENXBIO Inc.
Registration Statement on Form S-1 (File No. 333-206430)
Filed August 17, 2015

Dear Mr. Riedler:

On behalf of REGENXBIO Inc. (the “Company”), and in connection with the submission of a letter dated August 10, 2015 (the “Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 28, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Commission on July 1, 2015 and subsequently filed with the Commission on August 17, 2015 (the “Registration Statement”), we submit this supplemental letter to further address comment 11 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff copies of this letter by courier.

In this letter, we have recited comment 11 of the Comment Letter in italicized, bold type and have followed the comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Securities and Exchange Commission

August 27, 2015

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Common Stock Valuation Methodology, page 77

11.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

To assist the Staff in its evaluation of the Company’s stock-based compensation, the Company has provided the analysis as set forth in this letter.

The Company will set forth a bona fide initial public offering (“IPO”) price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, please see “Discussion of Estimated Offering Price” below.

GRANTS OF COMMON STOCK OPTIONS IN THE PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the previous 12 months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date to determine stock based compensation expense for financial reporting purposes:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Common Share	Estimated Fair Value Per Common Share (a)(b)
September 24, 2014	1,884,500	$0.85	$0.52
November 4, 2014	247,900	$0.85	$0.49
May 19, 2015	1,063,900	$3.76	$2.27

(a)	The Estimated Fair Value per Common Share reflects the weighted-average fair value per share of common stock of options granted on each grant date, determined using the Black-Scholes option-pricing model.

(b)	For purposes of recording stock-based compensation for grants of options to non-employees, the Company measures the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, the Company remeasures the value of any unvested portion of the option based on the then-current fair value of the option and adjusts the expense accordingly. The weighted-average fair value amounts presented in this column for grants to non-employees reflect only the grant-date fair value of options granted to non-employees and not any subsequently remeasured fair value of those options.

DETERMINATION OF FAIR VALUE OF COMMON STOCK

The Company respectfully directs the Staff to pages 76 through 82 of the Registration Statement for a thorough discussion of the Company’s methodology for determining the fair value of its common stock. As described in the Registration Statement, the Company has historically determined the fair value of its

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August 27, 2015

common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). In addition, the Company’s board of directors (the “Board”) also considered numerous objective and subjective factors, along with input from management, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

The Company’s common stock valuations were performed using the market multiple approach, option-pricing method (“OPM”) back-solve method or a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM, which the Company refers to as the “Hybrid Method”. Each of the methods is described as follows:

•	Market multiple approach. The market multiple approach estimates the fair value of a company by applying market multiples of comparable publicly-traded companies and publicly disclosed financial data to arrive at an estimated equity value. That equity value is then allocated to the various classes of equity using the OPM to arrive at the fair value of common stock.

•	OPM. The OPM back-solve method derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of equity security. The OPM treats common stock and convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

•	PWERM. The PWERM is a scenario-based analysis that estimates the per share value of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for time to liquidity event at a rate that considers lack of marketability. The probability weighting of each potential liquidity event used in its PWERM analysis is based on the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industries, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

VALUATIONS AND OPTION GRANTS OVER THE PREVIOUS 12 MONTHS

The Company respectfully directs the Staff to pages 78 through 82 of the Registration Statement for a thorough discussion of the Company’s valuation and option grants over the previous 12 months. The Company performed three valuations of its common stock as of the following dates: July 31, 2014 (the “July 2014 Valuation Date”), April 30, 2015 (the “April 2015 Valuation Date”) and June 15, 2015 (the “June 2015 Valuation Date”).

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August 27, 2015

July 2014 Valuation Price

At the July 2014 Valuation Date, the fair value of the Company’s common stock was estimated to be $0.85 per share (the “July 2014 Valuation Price”). After due consideration, the Board determined the fair market value of the Company’s common stock as of the September 24, 2014 and November 4, 2014 stock option grant dates was equal to the July 2014 Valuation Price. The Company believes there were no significant events that occurred between the July 2014 Valuation Date and the September 24, 2014 and November 2, 2014 stock option grant dates which had a significant effect on the Company’s equity value. Specifically, there were no significant changes in the Company’s business, including its financing, key management personnel, intellectual property licensing, technology or research and development, that would suggest a change in the fair value of the Company’s common stock from the July 2014 Valuation Date. The July 2014 Valuation Price was determined using a hybrid of the market multiple approach (20% weighting) and OPM back-solve method (80% weighting).

Under the market multiple approach, the Company applied a market multiple of revenue of comparable publicly-traded companies to its estimated revenue for the year ended December 31, 2014 to arrive at an estimated equity value. Consideration was given to differences between the Company and the selected guideline public companies in terms of size, anticipated profitability, market size and other critical characteristics that generally reflect an investor’s assessment of the business and financial risks inherent in the industry. In particular, the Company gave consideration to the fact that it had no approved products or clinical-stage product candidates in its development pipeline at such time compared to comparable publicly-traded companies that had clinically-advanced pipelines and approved drug products.

Under the OPM, the Company applied the OPM back-solve method to solve for the equity value, and corresponding value of common stock, based on the price per unit of its Series B Preferred Units issued and sold in October 2013. The Series B Preferred Units financing was led by a third-party investor that had not previously invested in the Company. The Company believes there were no significant events in the Company’s business that occurred between October 2013 and the July 2014 Valuation Date which had a significant effect on the value of the Series B Preferred Units (and corresponding value of common stock). Accordingly, the Company believes the per unit issuance price of the Series B Preferred Units provides an indication of the fair value of the Company’s equity as of the July 2014 Valuation Date.

The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts, and other potential outcomes, would be highly speculative. The Company believes that a weighting of 80% on the OPM back-solve method was appropriate given the high amount of speculation required to predict future outcomes and forecasts due to the Company’s early stage of development, lack of capitalization and key management personnel and pre-clinical stage of development of any potential product candidates at the date of the valuation. In order to capture the effects of market forces on the equity value of the business, the Company deemed it appropriate to apply a 20% weighting on the market multiple approach. A higher weighting was placed on the OPM over the market multiple approach because at such time the Company did not have any approved product sales and revenues were primarily driven by license revenue which is highly unpredictable and may fluctuate significantly from period to period given its contingent nature. The Company determined that as of the July 2014 Valuation Date, the market multiple approach and OPM back-solve methods were more appropriate than a PWERM approach due to the high level of speculation that would be required to predict future liquidity events such as a sale, merger or IPO. Specifically, due to the Company’s limited capitalization and early stage of research and development for it potential lead product candidates, the Company believed that such liquidity events would be highly contingent upon multiple additional successful private financing rounds from new investors, the hiring of key management personnel and the advancement of its lead product candidates into clinical trials. Given the uncertainty surrounding those events, a PWERM approach was not considered a reliable indicator of fair value.

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August 27, 2015

April 2015 Valuation Price

At the April 2015 Valuation Date, the fair value of the Company’s common stock was estimated to be $3.76 per share (the “April 2015 Valuation Price”). After due consideration, the Board determined the fair market value of the Company’s common stock as of the May 19, 2015 stock option grant date was equal to the April 2015 Valuation Price. The Company believes there were no significant events that occurred between the April 2015 Valuation Date and the May 19, 2015 stock option grant date which had a significant effect on the Company’s equity value, with the exception of the issuance and sale of Series D Preferred Stock on May 15, 2015, the terms of which were incorporated into the April 2015 Valuation Price. The April 2015 Valuation Price was determined using the Hybrid Method, and applied a 15% probability-weighting to the PWERM and an 85% probability-weighting to the OPM.

The PWERM utilized to determine the April 2015 Valuation Price assumed an IPO date five months from the April 2015 Valuation Date. The PWERM considers two possible outcomes: (i) a future equity value upon an IPO at the higher end of an estimated range and (ii) a future equity value upon an IPO at the lower end of an estimated range. In order to estimate the range of potential future equity values upon an IPO for the PWERM, the Company considered the pre-money enterprise values at the IPO date of comparable companies that had undergone IPOs in recent periods prior to the April 2015 Valuation Date. The Company placed a 35% probability-weighting on the higher end of the range of expected future equity values and a 65% probability-weighting on the lower end of the range, based on the stage of development of its internal product candidates versus the comparable publicly held companies which generally had further developed drug pipelines at the date of their IPOs. The future equity value at the expected IPO date under each scenario was allocated to each series of the Company’s preferred stock and its common stock assuming conversion of all preferred stock into common stock upon the IPO.

Under the OPM, the Company applied the OPM back-solve method to solve for the equity value and corresponding value of common stock, based on the price per share of its Series D Preferred Stock expected to be issued and sold in May 2015 as set forth in the term sheet for such Series D Preferred Stock executed in April 2015. The OPM on the April 2015 Valuation Date assumed a successful completion of the Series D Preferred Stock financing, which was completed on May 15, 2015, and factored in the rights, preferences and privileges of the Company’s various classes of equity as they existed upon the completion of the Series D Preferred Stock financing. The OPM assumed a period of 2.5 years before a liquidity event such as an IPO, merger or sale. Given the proximity to the Company’s Series D Preferred Stock financing, and the fact that the Series D Preferred Stock issuance was led by third-party investors, certain of which had not previously invested in the Company, the Company believed the expected per share issuance price of the Series D Preferred Stock provided an indication of the fair value of its equity as of the April 2015 Valuation Date.

The increase in the fair value of the Company’s common stock from $0.85 per share at the July 2014 Valuation Date to $3.76 per share at the April 2015 Valuation Date is primarily attributable to, but not limited by, the following events that occurred between those dates:

•	In January 2015, the Company raised $30.0 million from the issuance and sale of its Series C Preferred Stock to new and existing investors;

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•	In April 2015, the Company executed a term sheet to raise $70.5 million from the issuance and sale of its Series D Preferred Stock to new and existing investors (which financing was completed on May 15, 2015);

•	The Company hired a number of key management personnel critical to the advancement of its lead product candidates into clinical trials;

•	The continued progress in the Company’s lead product candidates toward clinical trials and significant progress in a number of its licensee’s product candidates in clinical trials; and

•	Significant IPO activity in the biotechnology industry in 2014 and an approximate 33% increase in the NASDAQ Biotechnology Index from the July 2014 Valuation Date to the April 2015 Valuation Date.

As a result of these events, the Company believed that future liquidity events such as an IPO, merger or sale were more likely and that the equity values upon such liquidity events were more predictable. Accordingly, the Company determined that the PWERM approach was a more reliable indicator of fair value at the April 2015 Valuation Date than the market multiple approach used to determine the July 2014 Valuation Price.

The Company carefully assessed the various IPO scenarios at the time of determining the April 2015 Valuation Price in consideration of the IPO market conditions relative to the Company’s stage of development and the perceived likelihood of being able to complete an IPO. As a result of this assessment, the Company determined that a 15% probability of a near-term IPO under the PWERM and an 85% probability of a long-term liquidity event under the OPM was appropriate due to significant uncertainty regarding the Company’s ability to complete an IPO in the near-term. In making its assessment, the Board considered the following factors specific to the Company:

•	The Company was an early-stage biotechnology company. As of the April 2015 Valuation Date, the Company’s lead product candidates were all at the pre-clinical research and development stage and no clinical trials had commenced, nor had any investigational new drug applications been filed with or approved by any regulatory bodies. Generally, companies with only pre-clinical product candidates have encountered significantly more difficulty completing IPOs than companies with clinical-stage or approved product candidates.

•	As of the April 2015 Valuation Date, only one gene therapy product had been approved by regulatory bodies worldwide (in Europe), and no products had been approved using the Company’s proprietary technology. A number of other gene therapy companies were expected to report results of clinical trials in the near-term, which could significantly influence the Company’s attractiveness to potential investors. Clinical failures by other gene therapy companies with similar technology may raise significant concerns by potential investors as to the efficacy of the Company’s underlying technology. Until the Company’s technology is further validated by regulatory approval of a drug therapy, the Company may encounter difficulty raising interest from potential investors in an IPO, particularly given that the Company’s lead product candidates are in the pre-clinical stage of development.

•	The Company had no collaboration agreements with large pharmaceutical companies to commercialize its lead product candidates. The lack of such an arrangement raises significant uncertainty as to whether or not the Company will ever have the resources and/or expertise

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required to bring a drug to market. Management believed that, as an early-stage biotechnology company, the lack of a commercial partnership with a large pharmaceutical company may lead to difficulty in generating the necessary interest from underwriters and investors in pursuing an IPO.

•	As of the April 2015 Valuation Date, the Board had not approved an IPO of the Company. Additionally, the Company had not held an IPO organizational meeting with potential underwriters and there was significant uncertainty as to the amount of interest the Company would be able to generate from potential underwriters and from investors willing to participate in an IPO. The Company had not begun the preparation and filing of its draft registration statement nor had it performed any “test-the-waters” meetings to determine the potential interest from investors in an IPO.

•	As of the April 2015 Valuation Date, the Company had only 14 employees. In order to successfully build out the Company’s operations, pipeline, culture and prospects, significant future hires at key management and executive level positions would be required.

•	As of the April 2015 Valuation Date, the Company had not begun any manufacturing of materials necessary to carry out clinical trials. Accordingly, there was uncertainty as to whether or not the Company would be able to adequately manufacture materials in order to enter clinical trials for its lead product candidates, and this was believed to significantly increase the difficulty to gather the necessary support from underwriters and investors in pursuing an IPO.

•	Assuming a successful close of the Series D Preferred Stock financing in May 2015, the Company would have cash and cash equivalents of approximately $90 million. At its then-planned burn rate, the Company’s cash was forecasted to last into the second half of 2017. By that time, the Company anticipated it would have a number of its lead product candidates in clinical trials, significantly increasing its potential attractiveness and valuation in an IPO. Given the Company’s high level of capitalization and cash runway, if the Company were unable to generate the necessary support to conduct an IPO in the near-term or if an IPO would produce a valuation unacceptable to the Board, the Company would defer its plans to pursue an IPO until it had further broadened its organization and infrastructure and advanced its product pipeline.

In addition to factors specific to the Company, the Board also considered the following marketplace factors:

•	There was a significant amount of biotechnology IPO activity in 2014, with the rate of IPOs slowing in the fourth quarter of 2014 and continuing to decline in the first quarter of 2015, leading to a concern that by the time the Company would attempt to consummate an IPO, the market may have reached a saturation point for biotechnology IPOs and the IPO window may close:

•	There were 20 biotechnology IPOs that priced in the first quarter, 10 in the second quarter, 12 in the third quarter and 9 in the fourth quarter of 2014, and only 4 biotechnology IPOs priced in the first quarter of 2015.

•	The lower volume level of biotechnology IPOs in the first quarter of 2015 suggested to the Board that there could be significant competition, and higher selectivity by investors, in additional IPOs for the remainder of 2015. The Board also believed that there were approximately 10 more potential biotechnology IPOs as of the April 2015 Valuation Date, and other companies that had filed confidentially or were preparing to file.

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Securities and Exchange Commission

August 27, 2015

As a result of aforementioned factors, as of the April 2015 Valuation Date, there was significant uncertainty as to the Company’s ability to successfully complete a near-term IPO at a valuation acceptable to the Company’s Board. In the case where the Company’s IPO would be delayed beyond the near-term due to lack of support and/or a low valuation, as mentioned above, the Company had the sufficient capital to advance its lead product candidates into clinical trials and to seek a significantly higher valuation in the future.

DISCUSSION OF ESTIMATED OFFERING PRICE

The Company advises the Staff that in August 2015 the Company’s lead underwriters advised the Company that, based on the then-current market conditions, they would recommend to the Company a preliminary price range of between $* * * to $* * * per share (the “Preliminary Price Range”), with a midpoint of $* * * per share (the “Midpoint Price”), for the Company’s IPO. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control.

As is typical in IPOs, the estimated price range for the offering recommended by the lead underwriters was derived by quantitative and qualitative analysis that differed from the methodology previously used by the Company. Among the factors that were considered by the Company’s lead underwriters in recommending this estimated price range prepared for the offering were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for pre-clinical stage biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Midpoint Price of $* * * per share exceeds the April 2015 Valuation Price by $* * * per share. The Company respectfully submits that the difference between the April 2015 Valuation Price and the Midpoint Price is primarily attributable to the fact that the methodology applied for determining the April 2015 Valuation Price incorporated multiple probability-weighted liquidity scenarios, including scenarios in which the Company does not undergo an IPO in the near-term, and inherently decreased the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to liquidity event which accounts for lack of marketability. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock in connection with the IPO. For purposes of context, in determining the April 2015 Valuation Price, a probability weighting of 15% was assigned to two near-term IPO scenarios as noted above. In these scenarios, the fair value of the Company’s common stock prior to the application of a present value discount and a discount due to lack of marketability would have been a weighted average of $* * * per share, which is within the Preliminary Price Range. The Midpoint Price assumes only a single potential

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August 27, 2015

liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

The Company believes that the difference in fair value between the Midpoint Price and the April 2015 Valuation Price is primarily the result of the change in the probability of a near-term IPO to virtually 100%, which is implicit in the Preliminary Price Range. The primary factors that allowed the Company to progress towards an IPO from the April 2015 Valuation Date, when the Board only attributed 15% probability of being able to achieve a near-term IPO, to being in a position to estimate the Preliminary Price Range in late August 2015, were as follows:

•	The volume of biotechnology IPOs increased in the second and third quarters of 2015 in comparison to the first quarter of 2015, suggesting that the market demand for IPOs increased and valuations of biotechnology companies have risen:

•	After only 4 biotechnology IPOs priced in the first quarter of 2015, 11 priced in the second quarter of 2015 and 7 priced in July and August of 2015; and

•	The NASDAQ Biotechnology Index increased approximately 10% from the April 2015 Valuation Date to the date the Company received a recommended Preliminary Price Range from its underwriters.

•	Subsequent to the April 2015 Valuation Date, in addition to the general capital market improvements discussed above, the Company completed several critical events necessary to proceed toward an IPO:

•	As contemplated at the April 2015 Valuation Date, the Company successfully completed the issuance and sale of its Series D Preferred Stock in May 2015 for gross cash proceeds of $70.5 million;

•	the Company added a number of well-known directors to its Board and advisors to its scientific advisory board with additional strategic, operational, commercial and research experience to assist the Company in consummating an IPO and operating as a publicly-held company;

•	the Company hired a number of key employees in management and vice president level positions that are necessary in order to develop its lead product candidates and increased its number of total employees from 14, on the April 2015 Valuation Date, to 24 as of the date of this letter;

•	the Company held an IPO organizational meeting with its management team and three potential underwriters to discuss a potential offering;

•	the Board authorized management to pursue an IPO;

•	the Company entered into a strategic manufacturing collaboration with WuXi Apptec, Inc. to establish and carry out cGMP for the production of materials needed to advance a number of its lead product candidates into clinical trials and through commercialization, and began its manufacturing runs;

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•	the Company confidentially submitted the draft registration statement in July 2015;

•	the Company held “test-the-waters” meetings with 30 potential IPO investors in July 2015 that led the Board to believe that the investment community found its business model and profile attractive; and

•	the Company publicly filed the Registration Statement in August 2015.

In addition to the change in probability assumptions of completing an IPO in the near term from 15% at the April 2015 Valuation Date to 100% assumed in the Preliminary Price Range, the April 2015 Valuation Price utilized a discount for lack of marketability (“DLOM”) since holders of a minority interest in the equity of a privately held company have no ready market for their interest other than by a private sale to another partner or a willing buyer. The application of the DLOM in all weight-adjusted scenarios accounted for approximately $* * * per share of the approximate $* * * per share difference between the April 2015 Valuation Price and the Midpoint Price. The Company respectfully submits that the Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the April 2015 Valuation Price represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid.

The near-term IPO scenarios in the Board’s April 2015 Valuation Price, as previously discussed, were considered likely to occur within five months, and as a result the per share common stock prices for the liquidity scenarios contemplated the time-value of money and were discounted to present value. The present value discount reflects the cost of capital of an established small biotechnology company obtaining bridge financing in anticipation of a later IPO, and is based on industry data regarding such factors for similarly situated companies. The April 2015 Valuation Price utilized a present value discount factor based on a 20.0% weighted average cost of capital. The application of the discount factor in all weight adjusted scenarios accounted for approximately $* * * per share of the approximate $* * * per share difference between the April 2015 Valuation Price and the Midpoint Price.

The Company believes that the remaining difference between the April 2015 Valuation Price and the Midpoint Price is attributed to the fact that the April 2015 Valuation Price utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range recommended by the Company’s lead underwriters.

The Company informs the Staff that for purposes of recording stock-based compensation expense related to stock options previously issued to non-employees, which are remeasured at the earlier of their respective vesting date or the reporting date, the Company performed a contemporaneous valuation of its common stock at the June 2015 Valuation Date of $* * * per share (the “June 2015 Valuation Price”). The June 2015 Valuation Price was determined using the Hybrid Method similar to the methodology used in the April 2015 Valuation Price. The Hybrid Method used to determine the June 2015 Valuation Price increased the probability-weighting of the IPO scenarios under the PWERM to 40% (from 15% as of the April 2015 Valuation Date) and reduced the probability-weighting of the OPM back-solve to 60% (from

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August 27, 2015

85% as of the April 2015 Valuation Date). The changes in weighting were the result of a number of events that occurred between the April 2015 Valuation Date and the June 2015 Valuation Date, which the Board determined had increased the probability of undergoing an IPO in the near-term. Those events, which are discussed in detail above, expansion of the Company’s Board, key hiring at management level positions, the IPO organizational meeting and the commencement of manufacturing for clinical trials with WuXi Apptec, Inc. Alternatively, the June 2015 Valuation Price differs from the Midpoint Price primarily due to the assumed probability of a near-term IPO of 40% as opposed to the 100% likelihood of an IPO assumed by the lead underwriters in suggesting the Preliminary Price Range. In the near-term IPO scenarios assumed in the June 2015 Valuation Price, the fair value of the Company’s common stock prior to the application of a present value discount and a discount due to lack of marketability would have been a weighted average of $* * * per share, which is within the Preliminary Price Range.

The Company did not grant any stock options at the June 2015 Valuation Price.

The Company advises the Staff that any further stock options granted by the Company before the planned IPO will assume a fair value equal to the final IPO price.

* * * * *

Please contact me or, in my absence, Albert Vanderlaan, at (617) 648-9298, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Jay K. Hachigian

Jay K. Hachigian
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Kenneth T. Mills
Vittal Vasista
Sara Garon Berl
REGENXBIO Inc.

Richard Hesp
Keith Scherer
Albert Vanderlaan
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard D. Truesdell, Jr.
Jeffrey Ramsay
Davis Polk and Wardwell LLP

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